FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number:  000-24069


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


       3930 Meridian Street, Suite C117, Bellingham, Washington 98226 USA
       ------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |X| No | |

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PEAKSOFT MULTINET CORP.


Date:  August 4, 2003                   By: /s/ Timothy W. Metz
                                            ----------------------
                                            Timothy W. Metz
                                            Chairman and Chief Executive Officer

                             PeakSoft Multinet Corp.

                            2003 Third Quarter Report

                           Period Ending June 30, 2003

August 4, 2003


Dear Shareholders;


A lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.

This continues to be a crucial time for the Company. The Company is current with all of its required financial filings in both Canada and the United States. The Company prepared and is filing applications to the applicable Canadian Securities Commissions for revocation of the cease trade orders that were issued in March 2002 due to its having been delinquent in the making of its financial filings. These filings could not be made due to the financial hardship that the Company was experiencing. Subsequent to the end of the quarter, the Alberta Securities Commission issued an order granting the Company partial revocation of the cease trade order it had issued in March 2002. We are responding to comments by the British Columbia Securities Commission and the Ontario Securities Commission in regarding the applications pending for revocation of the cease trade orders.

During the previous quarter, 4 creditors forgave an aggregate of CDN $230,716 debt that the Company recognized during the last quarter. These creditors were comprised of our 3 current directors and 1 previous director. The debt was for the services they have provided to the Company. This debt was subject to applicable regulatory and shareholder approval. None of our current directors or the one previous director has ever received any payment for their services as directors of the Company.

Originally, it was anticipated that this debt would to be paid in cash. However, the aforementioned directors entered into Debt Conversion Agreements with the Company in May, June and October of 2002 to convert their aggregate debt to 887,368 common shares at CDN $0.26 per share when it became apparent that the Company would not have the anticipated funds available to pay this debt in cash.

The agreements entered into in May and June of 2002, were dated for reference 1 August 2001. The agreement entered into in October 2002 is dated for reference 3 October 2002. In October 2002 the board passed resolutions ratifying all of the Debt Conversion Agreements. In accordance with the terms of the Debt Conversion Agreements and other understandings with the significant creditors, the issuance of common shares in exchange for debt is conditional upon the Company's obtaining the necessary shareholder and regulatory approval contemporaneously with a merger/acquisition and a fresh financing. With the forgiveness of this debt, the respective Debt Conversion Agreements were canceled during the previous quarter. Also the debt conversion disclosed in note 12. Subsequent Events (b) of our 2002 Year End whereby CDN$461,874 of debt was being converted to 1,776,437 common shares at CDN$0.26 was canceled.

It is currently anticipated that the Company will have 26,970,884 shares outstanding with the approval and the subsequent issuance of shares pursuant to the remaining Debt Conversion Agreements.


Currently, the Company is focusing upon merger/acquisition activities and believes that we will be able to secure opportunities for the Company in the near future.

Sincerely yours,

/s/ Timothy W. Metz
--------------------
Timothy W. Metz
Chairman and Chief Executive Officer
August 4, 2003

THIRD QUARTER REVIEW

Overall operating expenses increased from CDN $109,761 for the quarter ended June 30, 2002 to CDN $131,974 in the comparable quarter in 2003, an increase of 16.83%, mainly due to general and administrative expenses associated with merger/acquisition/new financing activities. Loss for the second quarter increased from CDN $200,479 for the quarter ended June 30, 2002 to CDN $222,693 in the comparable quarter in 2003, an increase of 9.9%, largely due to merger/acquisition/new financing activities.

General and administrative expenses increased from CDN $109,761 for the quarter ended June 30, 2002 to CDN $131,974 in the comparable period in 2003. This increase of 16.83% is primarily due increased merger/acquisition/new financing activities.

Selling and marketing expenses remained at CDN $0 for the quarter ended June 30, 2003 as it was in the comparable period in 2002. This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Amortization remained at CDN$0 for the quarter ended June 30, 2003. No new fixed assets where acquired.

Research and development expenses remained at CDN$0 for the quarter ended June 30, 2003. This was primarily due to management's focus on merger/acquisition activities and the cessation of research and development activities.

The loss per common share increased from CDN $0.05 per share for the quarter ended June 30, 2002 to CDN$0.06 per share in the comparable period in 2003. This increase in loss is largely due to increased costs associated with merger/acquisition/new financing activities.

NINE-MONTH REVIEW

Overall operating expenses increased from CDN $390,247 for the nine months ending June 30, 2002 to CDN $612,687 in the comparable period in 2003, an increase of 57%. This increase was largely due to the recognition, in the 1st. quarter 2003, of a one time debt of CDN $230,716 to one former director and the current directors plus the recognition of legal fees prepaid in a prior period. These creditors forgave this debt during the 2nd. quarter of 2003. Loss for the nine months decreased from CDN $662,369 for the nine months ended June 30, 2002 to CDN $654,127 in the comparable period in 2003. This 1.2% decrease was largely due to a decrease in expenses.

General and administrative expenses increased from CDN $390,247 for the nine months ended June 30, 2002 to CDN $612,687 in the comparable period in 2003, an increase of 57%. This increase was largely due to the recognition, in the 1st. quarter 2003, of a one time debt of CDN $230,716 to one former director and the current directors plus the recognition of legal fees prepaid in a prior period. These creditors forgave this debt during the 2nd. quarter of 2003.

Selling and marketing expenses remained at CDN $0 for the nine months ended June 30, 2003 as it was in the comparable period in 2002.This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN $0 for the nine months ended June 30, 2003 as it was in the comparable period in 2002. This was primarily due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN$0 for the nine months ended June 30, 2003. No new fixed assets where acquired.

The loss per common share remained at CDN $0.17 per share for the nine months ended June 30, 2003 as it was in the comparable period in 2002.

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
June 30, 2003 and 2002

-----------------------------------------------------------------------------------------------
                                                              Quarter      Quarter     Year
                                                               Ended        Ended      Ended
                                                              30 June      30 June   30 Sept.
                                                               2003         2002       2002
                                                                 $            $          $
-----------------------------------------------------------------------------------------------
Assets

          Current Assets:

          Cash                                                     666          917     48,043
          Accounts receivable                                        -          406        578
          Prepaids and deposits                                  5,000       16,287     16,810
          -------------------------------------------------------------------------------------
                                                                 5,666       17,610     65,431
===============================================================================================


Liabilities and Shareholders' Equity

          Current liabilities:

          Accounts Payable and Accrued Liabilities           3,373,650    2,607,426  2,818,615
          Notes Payable                                      3,350,660    3,350,660  3,316,182
          Deferred Funds received (see Note 7)                  82,500                  75,000
                                                            -----------------------------------
                                                             6,806,810    5,958,086  6,209,797
                                                            -----------------------------------


          Shareholders' Equity:

          Share capital                                      9,019,271    9,019,271  9,019,271

          Accumulated deficit                               15,820,415   14,959,747 15,163,637
                                                            -----------------------------------
                                                            (6,801,144)  (5,940,476)(6,144,366)
-----------------------------------------------------------------------------------------------
                                                                 5,666       17,610      6,541
===============================================================================================

Consolidated Statement of Operations and Deficit (in Canadian dollars) (Prepared by Management - Unaudited)
Nine Months Ended June 30, 2003 and 2002

---------------------------------------------------------------------------------------------
                                                Quarter     Quarter      Nine Months Nine Months
                                                 Ended       Ended        Ended       Ended
                                                June 30,    June 30,     June 30,    June 30,
                                                 2003        2002         2003        2002
                                                   $           $            $           $
----------------------------------------------------------------------------------------------

Sales                                                 -           -            -          33

Cost of goods sold                                    -           -            -           -

----------------------------------------------------------------------------------------------
                                                      -           -            -          33
Operating Expenses:
          General and administration            131,974     109,761      612,687     390,247
          Selling and marketing                       -           -            -           -
          Research and development                    -           -            -           -
          Amortization                                -           -            -           -
          -----------------------------------------------------------------------------------
                                                131,974     109,761      612,687     390,247

----------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted          (131,974)   (109,761)    (612,687)   (390,214)

Interest on short-term notes                    (90,719)    (90,718)    (272,157)   (272,155)

Debt settlement with creditors                        -           -      230,716           -


----------------------------------------------------------------------------------------------
Earnings (loss) from operations                (222,693)   (200,479)    (654,127)   (662,369)


----------------------------------------------------------------------------------------------
Loss                                            222,693     200,479      654,127     662,369

Accumulated deficit, beginning of period     15,597,722  14,759,268   15,163,637  14,297,378

----------------------------------------------------------------------------------------------
Accumulated deficit, end of period           15,820,415  14,959,747   15,817,764  14,959,747
==============================================================================================


Loss per common share                              0.06        0.05         0.17        0.17

Shares Outstanding                            3,830,974   3,830,974    3,830,974   3,830,974

Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
Nine Months Ended June 30, 2003 and 2002

--------------------------------------------------------------------------------------------
                                               Quarter     Quarter   Nine Months Nine Months
                                                Ended       Ended       Ended       Ended
                                               June 30,    June 30,    June 30,    June 30,
                                                2003        2002        2003        2002
                                                  $           $           $           $
--------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
          Net earnings (loss)                  (222,693)   (200,479)   (654,127)   (662,369)
          Items not involving cash:
               Amortization                          -           -           -           -

          Change in non-cash operating         230,098     199,303     614,250     692,351
               working capital
          ----------------------------------------------------------------------------------
                                                (7,405)     (1,175)     39,877      29,982
          ----------------------------------------------------------------------------------


Financing:
          Notes Payable                              -           -           -      30,000
          Funds received (see note 7)            7,500           -       7,500           -
          ----------------------------------------------------------------------------------
                                                 7,500           -       7,500      30,000
          ----------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
Increase (decrease) in cash position               (95)     (1,175)    (47,377)        (18)

Cash, beginning of period                          571       2,092      48,043         935

--------------------------------------------------------------------------------------------
Cash, end of period                                666         917         666         917
============================================================================================

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facility.

1.  Continuing operations:

    These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.  Significant accounting policies:

    (a)  Principles of consolidation:
         The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiary, PeakSoft Multinet Corp., USA. All significant inter-company transactions and balances have been eliminated on consolidation.

    (b)  Revenue recognition:
         Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

    (c)  Foreign currency translation:
         Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

    (d)  Research and development:
         Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

    (e)  Use of estimates:
         The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


         the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

    (f)  Financial instruments:
         The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

3.  Notes payable:

                                                                         2003              2002
                                                                           $                 $
                                                                      -----------------------------
      Notes payable bearing interest at 12% per annum
      with interest paid quarterly, and specific repayment terms.     3,350,660          3,350,660
                                                                      =============================

4.  Share capital:

      Authorized:

      Unlimited voting common shares without par value

                                                         Shares        Amount
                                                           #               $
                                                      --------------------------

      Issued:
      Balance, 01 October 1994                            82,036         94,580
      Issued amount year ended 30 September 1995:
            Issued to founders                           293,018              -
            Issued for cash                              324,287        948,865
            Issue for services and technology             19,407         45,700
            Less share issuance costs                          -       (193,278)
      Issued amount year ended 30 September 1996:
            Issued for cash                              143,893        667,500
            Issued for services and technology           213,026      1,835,537
      Issued amount year ended 30 September 1997:
            Issued for cash                              443,158      2,496,498
            Issued for services and technology            11,855         75,969
            Less share issuance costs                          -       (191,916)
      Issued amount year ended 30 September 1998:
            Issued for cash                              211,497        623,281
      Issued amount year ended 30 September 1999:
            Issued for cash                            2,052,743      2,981,847
            Less share issuance costs                          -       (429,128)
      Issued amount year ended 30 September 2000:
            Issued for services                           36,054         63,816
                                                      --------------------------
      Balance, 30 September 2000 and 2001              3,830,974      9,019,271
                                                      ==========================

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


5.  Fair value of financial instruments:

    The methods and assumptions used to estimate the fair value of each 4 class of financial instruments for which it is practical to estimate a value are as follows:

    (a)  Short-term  financial assets and  liabilities:
         The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

    (b)  Long-term financial liabilities:
         The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital (see Note 5).

6.  Loss per common share:

    Loss per common share is based on the weighted average number of common shares outstanding during the year.

7.  Related party transactions:

    The  following  are  related  party  transactions,   not  already  disclosed
    elsewhere in the notes to the financial statements:

                                                   Period          Period
                                                   Ended           Ended
                                                   June 30, 2003   June 30, 2003
                                                     $                $
                                                    USD              USD
                                                   -----------------------------

      Salaries to directors and officers (accrued)   188,751       181,698
      Benefits to directors and officers (accrued)    13,500        13,500
      Interest accrued on notes due to a shareholder 181,891       181,891


    (a)  Deferred Funds Received:
         At the end of the fiscal year of 30 September 2002, the Company had deferred funds of $75,000 from an investor company. The funds were advanced in anticipation of a merger with PeakSoft Multinet Corp. With the authority of funding company, the funds were used by PeakSoft to pay the expenses related to the anticipated merger over the last two quarters. In April, PeakSoft received an additional $7,500 from the investor company to be used for merger related expenses.

         As PeakSoft Multinet Corp. has limited resources available to fund its ongoing activities, including the completion of its outstanding filings and its preparations for the proposed merger, the investor company is advancing funds to the PeakSoft to assist with the performance of these obligations. As security for the advanced funds, a director and officer of PeakSoft has agreed, pursuant to an agreement governed in accordance with the laws of the State of Washington, USA, to pledge all securities in PeakSoft, currently owned by the director and officer, as collateral. Under the terms of the agreement, the investor company will be entitled to realize on the collateral if PeakSoft does not return the advanced funds to the investor.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the two parties.

8.  United States GAAP reconciliation:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

    (a)   Loss and loss per share:
                                                         2003        2002
                                                          $           $
                                                    -------------------------

      Loss in accordance with Canadian GAAP           (654,127)    (662,369)
      Difference in accounting for acquired
      Research and development (note d)                      -            -
                                                    -------------------------
      Loss in accordance with United States GAAP      (654,127)    (662,369)
                                                    -------------------------

      Loss per common share                             $ 0.17       $ 0.17
                                                    =========================
      Weighted average number of shares used
      for calculation                                3,830,974    3,830,974
                                                    =========================

    (b) Balance sheet:

        The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                    31 June 2003                31 June 2002
                             Canadian    United States   Canadian  United States
                               GAAP          GAAP          GAAP        GAAP
                                $             $             $           $
                             ---------------------------------------------------

      Accumulated deficit   15,817,764    14,995,535     14,959,747  14,137,518
                            ====================================================

    (c)  Statement of cash flows:
         Cash used in operations and cash provided by financing activities would decrease by 2003 - $ nil and 2002 - $ nil.

    (d)  Research and development:
         In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

    (e)  Stock based compensation:
         The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in the periods ended 30 June 2003 and in comparable periods in 2002 - nil and 2001 - nil.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


         The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

    (f)  Taxation:
         For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases.

                                                           June 31
                                                      2003        2002
                                                        $            $
                                                     ---------------------

            Loss - as reported                       654,127      662,369
            Loss - stock option value adjusted             -            -
            Loss per common share - as reported         0.17         0.17

            Loss per common share - adjusted            0.17         0.17

            The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                      2003        2002
                                                     ---------------------
            Expected dividend yield                       0%           0%
            Expected stock price volatility              n/a          n/a
            Risk-free interest rate                      n/a          n/a
            Expected life of options                     n/a          n/a

            Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has deferred tax assets of approximately $8,500,000 (2001 - $7,150,000, 2000 - $6,500,000 and 1999 -
            $5,000,000) arising from losses carried forward. The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.

9.  Commitments:

    There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


10. Income taxes:

    The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,200,000 in the United States and CDN $7,700,000 in Canada

11. Subsequent Events:

    Subsequent to the close of the period, the Company filed applications with the Alberta Securities Commission, the British Columbia Securities Commission and the Ontario Securities Commission for revocation of the cease trade orders that had been issued against the Company in March 2002 due to its having been delinquent in the making of its financial filings. These filings could not be made due to the financial hardship that the Company was experiencing.

    On July 24, 2003 the Alberta Securities Commission issued an order granting the Company a partial revocation of the Cease Trade Order that it had issued in March 2002.

12. Comparative figures:

    Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current fiscal year.












  This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.

Company Information:


Corporate Headquarters

PeakSoft Multinet Corp.
3930 Meridian Street, Suite C117
Bellingham, WA  98226
USA
Tel: (360) 961-1419           Fax: (360) 647-5960


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX Venture Exchange under symbol PKS.


Auditor

Gordon K. W. Gee, Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 689-8815   Fax: (604) 689-8838

Corporate Counsel

Forbes, Boyle & Patterson
Barristers & Solicitors
Suite 215 -8171 Cook Road
Richmond, BC V6Y 3T8
Tel: (604)-273-7575   Fax: (604)-273-8475

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President

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